June 1, 2012

Gabriel Eckstein

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

WordLogic Corporation

Preliminary Proxy Statement on Schedule 14A

Filed May 22, 2012

File No. 000-32865

Dear Mr. Eckstein:

 WordLogic Corporation, a Nevada corporation (the “Company”), has received and reviewed your letter of May 31, 2012, pertaining to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on May 22, 2012.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated May 31, 2012.

Proposal 4. Approval of the Amended and Restated Articles of Incorporation to Increase the Authorized Number of Shares, page 17

1.

We note that you have presented under a single proposal a proposal to increase the number of authorized common stock and a proposal to authorize the issuance of a new class of preferred stock a portion of which will be designated Class A preferred. Please note that Exchange Act Rule 14a-4(a) and (b) (1) requires that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your Schedule 14A to present as separate proposals the increase in authorized common stock and the authorization of preferred stock and ensure that you have provided all the information required by Item 11 of Schedule 14A for each proposal. In addition, include with your revised filing a form of proxy that allows shareholders to vote separately on each proposal.

RESPONSE:  We have revised the Filing to present the increase in authorized common stock and the authorization of preferred stock as separate proposals and have provided the information required by Item 11 of Schedule 14A.  Further, we have attached a form of the Proxy Card to the Filing as Appendix A.

2.

 In revising your disclosure in response to the above comment, please state for each proposal whether you currently have plans to issue shares of common or preferred stock. If there are plans to issue any shares of common or preferred stock, please include the required information with regard to such issuances. Refer to Note A of Schedule 14A. If you have no current plans to issue any shares, please include a statement to that effect under each proposal relating to the authorization of common and preferred stock.

RESPONSE:  We have revised the Filing to disclose that we currently have no plans, arrangements, agreements or understandings for the issuance of any of the proposed additional shares of common stock or for the issuance of any of the proposed preferred shares.

The Authorization of Preferred Stock, page 17

3.

 Please expand your disclosure in this section to include all material provision of your preferred or confirm that your disclosure is materially complete. We note, as an example, that you do not disclose that the Class A votes as a single class with the common stock.

RESPONSE:  We have revised the Filing to disclose all material provisions of our proposed preferred shares.

4.

Please include a discussion of any antitakeover effects of the authorization of the preferred stock.

RESPONSE:  We have revised the Filing to disclose anti-takeover effects of the authorization of preferred stock.

Proposal 5. Adoption of the Company’s 2012 Equity Incentive Plan, page 18

5.

 We note your statement that the description you have provided of your Equity Incentive Plan summarizes “certain provisions” of your Equity Incentive Plan. Please note that your document should provide a description of the material terms of your Plan, not merely a summary of certain provisions of your Plan. Please refer to Item 11 of Schedule 14A and revise accordingly.

RESPONSE:  We have revised the Filing to describe the material terms of the Plan.

6.

Please disclose whether there are any current plans to make specific grants or awards under the 2012 Plan. If so, please include the New Plan Benefits table or tell us why you do not believe that the table is required. Refer to Item 10(a)(2) of Schedule 14A. If there are no current plans to make specific awards under the Plan or the benefits or amounts are not determinable, please revise your disclosure to provide a statement to that effect.

RESPONSE:  We have revised the Filing to disclose that we currently have no plans, arrangements, agreements or understandings for the grant of any award under the Plan.

In connection with the Company’s responding to the comments set forth in the May 31, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

WORDLOGIC CORPORATION

/s/ Frank Evanshen

By: Frank Evanshen

Title: President

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